Exhibit 12.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(000's Omitted Except Ratio)				
Earnings:					
Net Income before Extraordinary Item	$ **5,027**	$ 7,216	$ 8,438	$ 8,249	$ 8,235
Extraordinary Item, net	**(3,937)**	----	----	----	----
Net Income, per Consolidated Statement of Earnings	**1,090**	7,216	8,438	8,249	8,235
Federal and State Income Taxes included in :					
Operations	**3,421**	3,413	4,047	3,710	4,166
Investment Write-down	**1,236**	----	----	----	----
Extraordinary Item	**1,388**	----	----	----	----
Interest on Long-Term Debt	**7,637**	6,440	6,477	5,412	5,242
Amortization of Debt Discount Expense	**72**	60	60	61	60
Other Interest	**1,895**	2,105	1,091	1,787	1,889
Total	$ **16,739**	$ 19,234	$ 20,113	$ 19,219	$ 19,592
Fixed Charges:					
Interest of Long-Term Debt	$ **7,637**	$ 6,440	$ 6,477	$ 5,412	$ 5,242
Amortization of Debt Discount Expense	**72**	60	60	61	60
Other Interest	**1,895**	2,105	1,091	1,787	1,889
Pre-tax Preferred Stock Dividend Requirements	**417**	398	406	415	418
Total	$ **10,021**	$ 9,003	$ 8,034	$ 7,675	$ 7,609
Ratio of Earnings to Fixed Charges	**1.67**	2.14	2.50	2.50	2.57